FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JANUARY 2010

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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


                                TABLE OF CONTENTS

Document 1          News Release dated January 4, 2010
Document 2          Material Change Report dated January 4, 2010
Document 3          News Release dated January 7, 2010
Document 4          Material Change Report dated January 7, 2010

                                                                      Document 1

                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          www.amadorgoldcorp.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE:  JANUARY 4, 2010                              TSX-V:AGX

                  AMADOR GOLD CORP. INCREASES PRIVATE PLACEMENT

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V: AGX) (the `Company') is pleased to announce, subject to regulatory approval, that it has increased the private placement announced on Dec 18, 2009, from 20,000,000 to 23,500,000 units.

The financing consists of flow through or non-flow through units priced at $0.08. Each of the flow-through units consists of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at a price of $0.10 per share. Each of the non flow-through units consists of one non flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for five years at a price of $0.10 per share in years one and two, $0.15 per share in year three and $0.20 per share in years four and five. In accordance with Exchange policies, finders' fees may be paid on the funds raised.

Proceeds from the private placement will be used for exploration expenditures on the Company's Ontario mineral properties as well as for general working capital.

ABOUT AMADOR GOLD

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION

Corporate Inquiries:  Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                (604) 685-2222
Email:                info@amadorgold.com
Website:              www.amadorgoldcorp.com

AGORACOM Investor Relations:
Email:            AGX@agoracom.com
Website:          http://www.agoracom.com/ir/Amador

      THE STATEMENTS MADE IN THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING
        STATEMENTS THAT MAY INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.
       ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S
                          EXPECTATIONS AND PROJECTIONS.

         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

                                                                      Document 2


                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - January 4, 2010.

ITEM 3.  NEWS RELEASE - News Release issued January 4, 2010 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) -announces, subject to regulatory approval, that it has increased the private placement announced on Dec 18, 2009, from 20,000,000 to 23,500,000 units.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) -announces, subject to regulatory approval, that it has increased the private placement announced on Dec 18, 2009, from 20,000,000 to 23,500,000 units.

         The financing consists of flow through or non-flow through units priced at $0.08. Each of the flow-through units consists of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at a price of $0.10 per share. Each of the non flow-through units consists of one non flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for five years at a price of $0.10 per share in years one and two, $0.15 per share in year three and $0.20 per share in years four and five. In accordance with Exchange policies, finders' fees may be paid on the funds raised.

         Proceeds from the private placement will be used for exploration expenditures on the Company's Ontario mineral properties as well as for general working capital.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 4th day of January 2010.

                                                                      Document 1

                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          www.amadorgoldcorp.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE:  JANUARY 7, 2010                                TSX-V:AGX

       AMADOR GOLD CORP. COMMENCES DRILLING ON LOVELAND GOLD/COPPER/NICKEL
                            PROJECT WEST OF TIMMINS

o        PREVIOUS  DRILLING   IDENTIFIED  GOLD  AND  COPPER/NICKEL   ZONES  WITH
         HIGHLIGHTS   INCLUDING  6.37  G/T  GOLD  OVER  8.55  METERS  AND  0.70%
         NICKEL/0.75% COPPER OVER 45 METERS

o        ALL  KNOWN  MINERALIZED  ZONES ON THE  PROPERTY  HAVE  COINCIDING  VTEM
         CONDUCTORS

o        30 OF 33 CONDUCTORS IDENTIFIED IN 7 KM AREA HAVE NOT BEEN DRILL TESTED

o        PROPERTY  CONTAINS  TWO  HISTORIC,  NON 43-101  NICKEL/COPPER  RESOURCE
         ESTIMATES

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V: AGX) (the "Company") is pleased to announce it has commenced diamond drilling on its wholly owned Loveland Property, located approximately 35 kilometers northwest of Timmins, Ontario. The initial program consists of approximately 1500 meters of diamond drilling on a number of VTEM targets with similar characteristics to those associated with the historic Hollinger and Cominco Zones.

The Cominco Zone contains a non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu and is located approximately 1.5 km northwest of the Hollinger Zone which contains a non-compliant 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu.

To view a map of the Loveland Property showing VTEM anomalies and target locations please click on the following link:

http://www.brmstatpack.com/track/1001/1001

On May 21, 2009 the Company announced results on drilling of VTEM conductor clusters similar to those found above the Cominco Zone and Hollinger Zones. Conductor B had an intercept of 1.02% combined Ni/Cu over 5.4 meters and Conductor C returned anomalous nickel and copper values. Both clusters remain open downdip and on strike.

A qualified person has not done sufficient work to classify the Cominco and Hollinger historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company's Loveland Project. The technical contents of this news release has been reviewed and approved by Peter Caldbick.

ABOUT AMADOR GOLD
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION
Corporate Inquiries:   Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                 (604) 685-2222
Email:                 info@amadorgold.com
Website:               www.amadorgoldcorp.com

      THE STATEMENTS MADE IN THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING
        STATEMENTS THAT MAY INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.
       ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S
                          EXPECTATIONS AND PROJECTIONS.

         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

                                                                      Document 4


                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - January 7, 2010.

ITEM 3.  NEWS RELEASE - News Release issued January 7, 2010 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) - announces it has commenced diamond drilling on its wholly owned Loveland Property, located approximately 35 kilometers northwest of Timmins, Ontario.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) - announces it has commenced diamond drilling on its wholly owned Loveland Property, located approximately 35 kilometers northwest of Timmins, Ontario. The initial program consists of approximately 1500 meters of diamond drilling on a number of VTEM targets with similar characteristics to those associated with the historic Hollinger and Cominco Zones.

         The Cominco Zone contains a non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu and is located approximately 1.5 km northwest of the Hollinger Zone which contains a non-compliant 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu.

         To view a map of the Loveland Property showing VTEM anomalies and target locations please click on the following link:

         http://www.brmstatpack.com/track/1001/1001

         On May 21, 2009 the Company announced results on drilling of VTEM conductor clusters similar to those found above the Cominco Zone and Hollinger Zones. Conductor B had an intercept of 1.02% combined Ni/Cu over 5.4 meters and Conductor C returned anomalous nickel and copper values. Both clusters remain open downdip and on strike.

         A qualified person has not done sufficient work to classify the Cominco and Hollinger historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

         Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company's Loveland Project. The technical contents of this news release has been reviewed and approved by Peter Caldbick.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 7th day of January 2010.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    January 8, 2010         By:  /s/ Diana Mark
                                 ----------------------------------------------
                                      Diana Mark, Assistant Corporate Secretary